# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOCEBO INC., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Date of event which requires filing of this statement: 03/10/2026
Amends the filing with accession number 0001643560-26-000006
Filed by CIK 0001643560
Persons authorized to receive notices and communications: Jason Chapnik, 261 Davenport Road, Suite 200, Toronto, Ontario Canada (A6), M5R 1K3, 416-477-3490

## Reporting persons
- Jason Chapnik (CIK 0001643560): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: subject company funds (SC), affiliate funds (AF); sole voting power 32,407; shared voting power 15,913,352; sole dispositive power 32,407; shared dispositive power 15,913,352; aggregate amount beneficially owned 15,945,759 (61.7% of the class)
- Intercap Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 15,913,352; sole dispositive power 0; shared dispositive power 15,913,352; aggregate amount beneficially owned 15,913,352 (61.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: DOCEBO INC.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 17, 2026 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Intercap Inc., an Ontario corporation ("Intercap"), and Jason Chapnik, an Ontario resident ("Mr. Chapnik"). Intercap and Mr. Chapnik are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 261 Davenport Road, Suite 200, Toronto, Ontario, M5R 1K3, Canada.
Present principal occupation or employment: Intercap is a merchant bank. The principal occupation of Mr. Chapnik is founder, Chairman, Chief Executive Officer and Secretary of Intercap.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Intercap is an Ontario corporation. Mr. Chapnik is a Canadian citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On March 11, 2026, the Issuer announced that Intercap was expected to have 372,612 of the Issuer's common shares (the "Common Shares") acquired under the Issuer's substantial issuer bid (the "Offer"), which expired on March 10, 2026, at a price of US$20.40 per Common Share, for an aggregate cash purchase price of US$7,601,284.80.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon approximately 25,819,890 Common Shares outstanding upon the expiration of the Offer as reported by the Issuer. In addition, the percentage set forth in row 13 of Mr. Chapnik's beneficial ownership includes the 32,407 Common Shares issuable upon conversion of his vested deferred share units of the Issuer, as calculated in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Common Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the filing of the Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Jason Chapnik: /s/ Jason Chapnik, Jason Chapnik (03/12/2026)
- Intercap Inc.: /s/ Jason Chapnik, By Jason Chapnik, Chairman, Chief Executive Officer, President and Secretary (03/12/2026)